FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

February 16, 2004

Hanson announces Hong Kong joint-venture

Hanson PLC, the international building materials company, announces the formation of a 50-50 joint-venture between Hanson Hong Kong and Anderson Asia Limited, a subsidiary of Cheung Kong Infrastructure Holdings Limited ('CKI').

The combination of the two largest construction materials companies in Hong Kong will create a market leading aggregates and ready-mixed concrete supplier called Alliance Construction Materials Ltd. Completion of the merger, which is subject to regulatory and other approvals, is anticipated to occur during the second quarter.

Alan Murray, Chief Executive of Hanson PLC, said: 'We are very pleased to form this partnership with the Cheung Kong Group. The merger will provide us with the opportunity to rationalise operating assets and reduce overhead costs, while at the same time improving the service we can provide to our customers in the construction industry.'

Inquiries:        Justin Read
                        Hanson PLC
.                       Tel: +44 (0)20 7245 1245

Notes to Editors:

  Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready mixed concrete. Its other principal products include clay bricks and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.

  CKI is the largest publicly listed infrastructure company in Hong Kong, with investments in Hongkong Electric, infrastructure investments, infrastructure materials and infrastructure-related businesses. The Company has operations in Hong Kong, Mainland China, Australia, Canada and the Philippines.

  Hanson's existing asphalt joint-venture in Hong Kong and its ready-mixed concrete operations in South and East China will not be included in this joint-venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    February 16, 2004